UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10030507

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
| --- |
| 8-49830 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER:

Evercore Group L.L.C.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 EAST 52ND STREET
(No. and Street)

| New York | New York | 10055 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Pensa 212-822-7573
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# AFFIRMATION

February 23, 2010

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Paul Pensa, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Evercore Group L.L.C. (hereafter referred to as the "Company") as of and for the year ended December 31, 2009, are true and correct, and such financial statements and supplemental schedules will be made available promptly to the member in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Paul Pensa
Chief Financial Officer

Subscribed and sworn to before me
this 23rd day of February, 2010



NOTARY PUBLIC

**DONNA M. LEONG**
**Notary Public, State of New York**
**No. 01LE6130493**
**Qualified in New York County**
**Commission Expires July 18, 2013**

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

**INDEPENDENT AUDITORS' REPORT**

To the Member of Evercore Group L.L.C.:

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Evercore Group L.L.C. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2010

# EVERCORE GROUP L.L.C.

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2009**
**(dollars in thousands)**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 90,366 |
| Accounts receivable (net of allowances of $140) | | 15,005 |
| TOTAL ASSETS | $ | 105,371 |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Due to affiliate | $ | 13,198 |
| Deferred revenue | | 288 |
| Other liabilities | | 1,468 |
| TOTAL LIABILITIES | | 14,954 |
| | | |
| MEMBER'S EQUITY | | 90,417 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 105,371 |

See notes to Statement of Financial Condition.

## 1. ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides corporate finance advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, leveraged buyouts, joint ventures, restructuring, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; assistance with negotiations and with the consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis.

The Company has not engaged in any of the following activities:

a. Executing transactions in securities for or with clients, or processing any such transactions;

b. Carrying securities accounts for clients;

c. Receiving or holding securities or funds of clients;

d. Underwriting or dealing in securities or participating in selling groups for securities offerings; and

e. Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore Partners Services East L.L.C. ("East") is the sole member of the Company.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation*** — The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America.

***Advisory Fee Income*** — The Company earns advisory revenue through: 1) success fees based on the occurrence of certain events which may include announcements or completion of various types of financial transactions; 2) retainer arrangements and 3) fairness opinions.

The Company recognizes advisory revenue when: 1) there is evidence of an arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable and 4) collection is reasonably assured.

Fees paid in advance of services rendered are initially recorded as deferred revenue and recognized as advisory revenue ratably over the period in which the related service is rendered.

***Interest Income*** — Interest is recorded on cash and cash equivalent balances on an accrual basis as earned.

***Use of Estimates*** — The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents*** — The Company considers all highly liquid investments with remaining maturities of three months or less to be cash equivalents.

***Fair Value of Financial Instruments*** — The Company's cash and cash equivalents and accounts receivable are recorded at fair value or at amounts that approximate fair value.

***Accounts Receivable*** — Accounts Receivable consists primarily of advisory fees and expense reimbursements charged to the Company's clients. Accounts Receivable are reported net of any allowance for doubtful accounts. Management of the Company derives the estimate through specific identification for the allowance for doubtful accounts and an assessment of the client's creditworthiness.

***Income Taxes*** — No provision for federal or state income taxes is included in the accompanying financial statement as the Member is responsible for such taxes based on its share of the Company's income.

***Subsequent Events*** — The Company has evaluated all subsequent events through the filing date of this report, on February 23, 2010.

## 3. RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective January 2, 2009, East provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

b. All communication services, postage, office supplies;

c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and

e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. This fee is settled monthly.

During the year ended December 31, 2009, the Company incurred service fees of $141.9 million to East.

## 4. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $75.0 million, which is an excess of $74.0 million in relation to its minimum net capital requirement of $1.0 million.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3.

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. On February 11, 2010, the Company distributed $24.0 million to the Member.

## 5. CONCENTRATION OF RISK

The Company maintains its cash and cash equivalents with financial institutions with high credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the firm is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily Cash and cash equivalents at December 31, 2009, which are primarily on deposit with two commercial financial institutions. The Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31, 2009, three separate clients each individually accounted for 21%, 13% and 13% of the Company's consolidated Accounts Receivable balance.

## 6. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

*ASC 860* – In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC 860, "*Accounting for Transfers of Financial Assets, an amendment of SFAS No. 140*" ("ASC 860"). ASC 860 amends Statement of Financial Accounting Standards ("SFAS") No. 140 to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement in transferred financial assets. This Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The recognition and measurement provisions of this Statement shall be applied to transfers that occur on or after the effective date. The adoption of ASC 860 is not expected to have a material impact on the Company's financial condition, results of operations and cash flows.

*ASC 810* – In June 2009, the FASB issued ASC 810, "*Amendments to FASB Interpretation No. 46(R)*" ("ASC 810"). ASC 810 amends certain requirements of FASB Interpretation No. 46 (revised December 2003), "*Consolidation of Variable Interest Entities,*" to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim

periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently assessing the impact of the adoption of ASC 810 on the Company's financial condition, results of operations and cash flows. On January 27, 2010, the FASB decided to officially defer this standard for certain entities. The deferral allows asset managers that have no obligation to fund potentially significant losses of an investment entity to continue to apply previous accounting guidance to investment entities that have the attributes of entities subject to ASC 946, "*Financial Services – Investment Companies*".

*ASU 2009-13* – In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, "*Multiple-Deliverable Revenue Arrangements*," (amendments to FASB ASC Topic 605, Revenue Recognition ) ("ASU 2009-13"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-13 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently assessing the impact of the adoption of ASU 2009-13 on the Company's financial condition, results of operations and cash flows.

*ASU 2010-06* – In January 2010, the FASB issued ASU No. 2010-06, "*Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements*" ("ASU 2010-06"). ASU 2010-06 provides amendments to ASC No. 820-10, "*Fair Value Measurements and Disclosures – Overall*", to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years and interim periods beginning after December 15, 2010. The Company is currently assessing the impact of the adoption of ASU 2010-06 on the Company's financial condition, results of operations and cash flows.

*ASU 2009-17* – In December 2009, the FASB issued ASU No. 2009-17, "*Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*" ("ASU 2009-17"). ASU 2009-17 amends ASC 810-10, "*Amendments to FASB Interpretation No. 46(R)*" replacing the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The new guidance is effective for interim and annual reporting periods beginning after November 15, 2009. The Company is currently assessing the impact of the adoption of ASU 2009-17 on the Company's financial condition, results of operations and cash flows.

## 7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time the Company and its affiliates may be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company and its affiliates have been named as a defendant in civil litigation matters involving present or former clients or competitors. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

The Company contests liability and/or the amount of damages as appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, and except for the pending matter described in the paragraphs below, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of the pending matters will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome of such matters could be material to the Company's operating results and cash flows for a particular future period, depending on, among other things, the level of the Company's revenues or income for such period. Legal reserves are established in accordance with ASC 450, "*Accounting for Contingencies*" ("ASC 450"). Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

***Leases*** — In July 2006, the Company and Evercore Group Holdings L.P. ("EGH") entered into a lease for an additional 124,000 square feet of office space at our principal executive offices at 55 East 52nd Street, New York, New York. The rental payment obligations under the lease for the Company and EGH are as follows:

$9.6 million within one year or less
$19.5 million in one to three years
$20.4 million in three to five years and
$88.9 million after five years

It's the intention of Evercore Partners Inc. that EGH is the primary obligor under this lease arrangement. EGH and the Company have sublet a portion of this additional space. The Company took possession of all the above mentioned space in June 2007. The term of the lease expires on April 29, 2023.

******

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2010

Evercore Group L.L.C.
55 East, 52nd Street, New York, NY

In planning and performing our audit of the financial statement of Evercore Group L.L.C. (the "Company") as of December 31, 2009 (on which we issued our report dated February 23, 2010 and such report expressed an unqualified opinion on those financial statement), in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule I7a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,


Deloitte & Touche LLP